

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 26, 2006

Via Mail and Fax

Kay L. Toolson
Chief Executive Officer
Monaco Coach Corporation.
91320 Industrial Way
Coburg, OR 97408

   RE: **Monaco Coach Corporation**
      Form 10-K: For the Year Ended December 31, 2005
      Form 10-Q: For the Period Ended September 30, 2006
      Form 8-K: Filed February 2, 2006
      File Number: 001-14725

Dear Mr. Toolson:

   We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please file your response to our comments via EDGAR, under the label "corresp," within 20 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 8. Financial Statements …, page 39
Report of Independent Registered Public Accounting Firm, page 40

1. Please ensure to indicate the city and state where the report was issued.

Notes to Consolidated Financial Statements, page 46
Note 1. Business and Significant Accounting Policies, page 46
Consolidation Policy, page 46

2. Please tell us whether any of your dealers either exclusively sell your products or
    derive greater than 50% of their revenue from the sale of your products. In addition,
    in your December 15, 2004 correspondence you indicated that you reviewed the
    terms of your arrangements with your dealer partners and determined that none would
    be considered a variable interest entity. Please explain to us how your execution of
    repurchase agreements impacted your analysis of paragraph 5 of FIN 46(R).

Goodwill, page 49

3. Please disclose the amount of goodwill assigned to each reportable segment and the
    changes in the carrying amounts of such for each year a balance sheet is presented,
    pursuant to paragraph 45 of FAS 142. Provide us with a copy of this schedule.

4. We note in the second paragraph herein and within "Critical Accounting Policies" the
    basis upon which you test goodwill for impairment. In general, FAS 142 requires
    evaluation of goodwill impairment at the individual reporting unit basis. In
    particular, paragraph 19 specifies the first step in testing goodwill for impairment
    begins at the reporting unit level. A reporting unit is defined in FAS 142 as an
    operating segment or one level below such. In this regard, please explain to us in
    detail your evaluation of goodwill impairment for each of your reporting units.
    Explain to us how you determined the reporting units and fair value of each. Tell us
    the conclusion of your evaluation for each reporting unit.

5. Please revise your disclosure in regard to the evaluation of goodwill impairment to be
    consistent with that on a reporting unit basis pursuant to FAS 142 along with the basis
    for your conclusion for each unit. Provide us with a copy of your intended revised
    disclosure.

6. We note the decreasing trend in revenues and market share since the end of fiscal
    2004 in the motorized segment. Please explain to us your consideration of whether
    these trends indicated that an interim goodwill impairment evaluation within 2006 for
    this segment was warranted and the basis for your conclusion in this regard.

Revenue Recognition, page 50

7. Please disclose why recognition of revenue upon shipment of recreation vehicles is appropriate (for example, title passes to the buyer upon shipment, etc.).

Note 2. Acquisition, page 52

8. In the acquisition of R-Vision, please explain to us the process you undertook to identify intangible assets and the reason no such assets were recognized. Also, disclose the segments to which goodwill associated with the acquisition was allocated, the basis for such allocation and the amount of total goodwill deductible for income tax purposes. Refer to paragraph 52(c) of FAS 141 for guidance.

Note 11. Segment Reporting, page 56

9. Please disclose the amount of capital expenditures for each segment pursuant to paragraph 28(b) of FAS 131.

10. Please reconcile amounts for each item of information disclosed to the corresponding consolidated amounts reported in the applicable financial statements. In regard to the reconciliation of assets, disclose by major asset type significant amounts not allocated to segments. Refer to paragraph 32 of FAS 131 for guidance.

11. Please disclose revenue for each product identified in the table on page 5 of your document pursuant to paragraph 37 of FAS 131. Additionally, in view of your dealer relationships in Canada, disclose the geographic information pursuant to paragraph 38 of FAS 131 to the extent material. If Canadian operations are not material, so disclose.

Form 10-Q: For the Period Ended September 30, 2006

Notes to Condensed Consolidated Financial Statements, page 7
Note 8. Stock-based Award Plans, page 10

12. It appears the following disclosures in the indicated paragraphs of FAS 123R are applicable to your options. Please provide the specified information, or explain to us why this is not necessary.
(a) Total intrinsic value of options exercised and total fair value of shares vested during the year for each year an income statement is provided (A240c(2));
(b) For each of fully vested options and options expected to vest at the date of the latest statement of financial position presented, the aggregate intrinsic value and weighted average remaining contractual term for each of options outstanding and exercisable (A240d(1) and (2)); and

(c) The basis for the expected term and expected volatility (A240e(2)(a) and (b)). Refer to questions 5 and 6 of SAB Topic No. 14D2 for further guidance in this regard.

Additionally, provide all disclosures in paragraph A240 that are applicable to RSUs and PSAs. In regard to RSUs, confirm to us and disclose that your accounting is pursuant to FAS 123R, or explain to us why this is not the case.

13. Please disclose the assumptions used to calculate the fair value of options for each year presented. Additionally, clarify your disclosure in regard to whether "remaining life" represents the remaining estimated life or remaining contractual term.

14. Please present tables depicting the activity of your stock based awards on a year to date basis. Refer to paragraph A240 of FAS 123R for guidance.

15. Please explain to us why the expense for the nine months ended 2006 of $674 in the table herein decreased from the expense for the six months ended 2006 of $1,032 reported in the similar table of your prior Form 10-Q. Additionally, reconcile for us the $674 to the amount reported as stock based compensation expense in the cash flow statement for the nine months ended 2006 of $2,538.

Note 10. Commitments and Contingencies, page 15
Product Liability, page 16

16. For better transparency, please disclose in tabular fashion the activity on a year to date basis. Provide us with a copy showing the activity through September 30, 2006.

Product Warranty, page 16

17. Please disclose the activity on a year to date basis and indicate the unit of measure for the table (for example, in thousands, etc.). Also, present payments and adjustments on separate lines. Provide us with a copy showing the activity through September 30, 2006.

Management's Discussion and Analysis …, page 18

18. To the extent practicable, please quantify the effect of each variance factor cited. Refer to Section 501.04 of the Codification of Financial Reporting Releases for guidance in this regard. If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify.

19. Please explain to us and disclose the reason(s) for the increase in warranty rates and experience for 2006 model year products. Your response and disclosure should address any factors that exist or do not exist for 2006 models relative to prior year

models that contribute to the increased rates/experience, and your expectations in regard to your warranty experience for the foreseeable future.

20. Please explain to us what "participation of income on resort properties by a third party" as disclosed on page 26 represents and amounts that have been recorded in the periods presented. Explain to us your accounting for these transactions and the basis for it.

Liquidity and Capital Resources, page 29

21. In regard to disclosures in the first paragraph hereunder, please: (a) tell us and disclose in terms of cash, the reason for the material change in trade receivables; (b) reconcile the statements "increase of $80,000 in resort inventory" with "Decreases in resort lot inventories reflect the sell through of our resort properties;" (c) clarify for us and in your disclosure the nature of the accruals for FFTF payments to be made and the timing of when the payments are to be made; and (d) tell us and disclose in detail the long-term incentive programs that increased accrued liabilities.

Form 8-K: Filed February 2, 2006

22. We note your disclosure in the exhibits to this form and on page 36 of the 2005 Form 10-K under "Brand Elements and Signage" in regard to the accounting treatment given to the costs associated with the "Franchise for the Future" program. Please explain to us the following:
    (a) the basis upon which you capitalize and depreciate these costs as assets rather than immediately expensing as selling expenses;
    (b) the basis for assigning a life of 10 years to these costs and how you evaluate the continuing benefit of these costs;
    (c) tell us the substance for the lease accounting treatment and the associated amount of lease revenues; and
    (d) tell us when the associated lease agreements were signed.

Press Release dated June 6, 2006

23. We note your launch of Monaco Financial Services ("MFS"). Please explain to us the accounting and reporting treatment you have given to MFS relative to Monaco Coach Corporation. In particular, explain to us in detail your consideration of FIN 46R in regard to MFS, along with any other guidance relied upon in support of your treatment. Tell us how financings provided by this entity have impacted your revenue recognition and the statement of cash flows.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: P. Martin Daley, Chief Financial Officer